Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Terbine
848 N. Rainbow Blvd. #3230
Las Vegas, NV 89107
terbine.com

Up to $1,049,997.84 in Common Stock at $4.24
Minimum Target Amount: $9,997.92

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Terbine
Address: 848 N. Rainbow Blvd. #3230, Las Vegas, NV 89107
State of Incorporation: NV
Date Incorporated: May 05, 2015

Terms:

Equity

Offering Minimum: $9,997.92 | 2,358 shares of Common Stock
Offering Maximum: $1,049,997.84 | 247,641 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $4.24
Minimum Investment Amount (per investor): $241.68

Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perks

● First 48 hours – **Friends & Family** 15% bonus shares

● Next 72 hours – **Pioneers** 10% bonus shares

● Next 7 days – **Explorers** 5% bonus shares

● Prior Investors *aka* **Our Better Angels** – 5% bonus shares

Volume-Based Perks

$500 **Citizen Scientist** - VIP invite to AMA with Mythbuster Tory Belleci.
Notes/Terms: Date and online platform to be scheduled following close of StartEngine campaign.

$1,000 **Data Traveler** - VIP invite to AMA with Space Shuttle Commander Kenneth Ham plus Limited Edition Mission Patch with signature card

Notes/Terms: Date and online platform to be scheduled following close of StartEngine campaign. Mission Patches to be shipped following close of StartEngine campaign.

$5,000 **IoT Boss** - VIP tour of the 2022 Consumer Electronics Show with Tory Belleci for you and up to three guests

Notes/Terms: Date and specifics of tour to be determined following close of StartEngine campaign. Individuals are responsible for their own travel and lodging. All show visitors must obtain their CES Exhibits Passes individually by visiting https://ces.tech/Logistics/Register-Now.aspx. For persons not able to attend due to unforeseen circumstances, an alternate perk will be offered.

$10,000 **Sensory Overlord** - 5% Bonus Shares plus rides in electric vehicle prototypes near Terbine HQ in Las Vegas and dinner with Terbine Founders for you and a guest

Notes/Terms: Date and specifics of visit to be determined following close of StartEngine campaign. Individuals are responsible for their own travel and lodging. For persons not able to attend due to unforeseen circumstances, an alternate perk will be offered. Vehicle depicted for illustration purposes only, actual vehicles to be arranged during event planning.

$25,000 **Master of Data** - 10% Bonus Shares plus dinner with Mythbuster Tory Belleci and Terbine Founders for you and up to five guests.

Notes/Terms: Date and specifics of visit to be determined following close of StartEngine campaign. Individuals are responsible for their own travel and lodging. For persons not able to attend due to unforeseen circumstances, an alternate perk will be offered.

$50,000 **World Changer** - 15% Bonus Shares plus Private Flight over Southern Nevada piloted by Astronaut Kenneth Ham and dinner with Terbine Founders & Special Guests in Las Vegas (accommodation and travel to Nevada not included).

Notes/Terms: Date and specifics of visit to be determined following close of StartEngine campaign. Individuals are responsible for their own travel and lodging. For persons not able to attend due to unforeseen circumstances, an alternate perk will be offered. Actual aircraft to be arranged during event planning.

<u>The 10% StartEngine Owners' Bonus</u>

Terbine will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.24 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $424. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur when the offering is completed.

The Company and its Business

Company Overview

Terbine is a C Corporation organized under the laws of the State of Nevada. The Company's business model is based on providing data services derived from devices and machines, commonly referred to as the Internet of Things (IoT). Marketing efforts are focused on commercial and governmental organizations with no direct-to-consumer sales. The Terbine IoT Data Exchange is entirely online and made available internationally via the World Wide Web. There are currently over 30,000 IoT data sources available through its platform, which can be viewed at www.terbine.io

Disclosure of Legal Action: A former employee of Terbine filed a charge of discrimination in 2020 against the Company with the Nevada Equal Rights Commission asserting the Terbine discriminated against him on the basis of age. The former employee had been part of a group layoff due to a change in company strategy. On July 8, 2020, Terbine filed a Position Statement with the Nevada Equal Rights Commission responding that the charge was without legal merit and should be dismissed with a No Cause determination. There have been no further developments.

Competitors and Industry

According to IDC, there will be over 30 Billion IoT devices generating 73.1 ZettaBytes of data by 2025. This is predominantly held in "silos" that are not accessible outside of the organizations where it is generated. McKinsey and others believe that there will be great benefits to making IoT more broadly available; however, this will require the development of one or more "data exchange platforms" that can operate as trusted enablers. This represents a new market subcategory.

Current Stage and Roadmap

Following over a year of intensive market research, the company then architected and developed its core platform software: once fully operating in the Amazon cloud, Terbine began populating the platform with data sourced from public infrastructure. To-date, there are over 30,000 IoT data sources linked with the platform and viewable at www.terbine.io

Going forward, the company will distribute its platform to the "mobile edge" through relationships with leading telcos: this will enable ultra-rapid data capture and processing at the locations where it is being generated, e.g. moving vehicles. This is being enabled by machine learning technology and the expansion of 5G networks.

To initiate revenue, Terbine offers its software under a platform-as-a-service (PaaS) license to organizations desiring their own IoT data exchange. We plan to announce several marquee customers in the future. The next revenue stream will come from subscriptions to the public-facing system available at www.terbine.io and eventually in the distributed/5G-based environment, transaction fees.

The Team

Officers and Directors

Name: David Knight

David Knight's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, President, Secretary, Treasurer, and Director
  Dates of Service: May 15, 2015 - Present
  Responsibilities: Overall company management and corporate governance. David receives a salary of $81,000 for his role.

Name: Bruce Macurda

Bruce Macurda's current primary role is with Charlevoix Consulting LLC. Bruce Macurda currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO and CFO
  Dates of Service: May 01, 2019 - Present
  Responsibilities: Oversees daily operations, leads Terbine's finance and operations strategy. Responsible for financial planning and analysis. Bruce does not currently take a salary.

Other business experience in the past three years:

- **Employer:** Charlevoix Consulting LLC
  Title: Managing Member
  Dates of Service: January 01, 2003 - Present
  Responsibilities: Provides fractional CFO services and management consulting services.

Other business experience in the past three years:

- **Employer:** Incapture Technologies
  Title: CFO
  Dates of Service: November 01, 2013 - December 01, 2020
  Responsibilities: Leads company's financial strategy.

Other business experience in the past three years:

- **Employer:** Crux Informatics
  Title: CFO
  Dates of Service: July 01, 2017 - December 01, 2018
  Responsibilities: Leads company's financial strategy.

Name: Brian Enochson

Brian Enochson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder and CTO
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Oversight of technological direction and engineering for the company. Brian receives an annual salary of $165,000.

Other business experience in the past three years:

- **Employer:** bowmo
  Title: CTO
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Manage all tech priorities. Oversight of technological direction and engineering for the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities

in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not

materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will probably need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Terbine was formed on May 5, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Terbine has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Terbine Data Exchange Platform is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Terbine or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Terbine could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
10 Cortlandt LLC (David Knight 100%)	7,020,000	Common Stock	54.0

The Company's Securities

The Company has authorized Convertible Notes Series I - $8 Million Cap, Common Stock, Convertible Notes Series II - $10 Million Cap, Convertible Notes Series III.A - $15 Million Cap, Convertible Notes Series III.B - $15 Million Cap, Convertible Notes Series IV - $18 Million Cap, and Convertible Notes Series III.C - $15 Million Cap. As part of the Regulation Crowdfunding raise, the Company will be offering up to 247,641 of Common Stock.

Convertible Notes Series I - $8 Million Cap

The security will convert into Class and series of stock issued in connection with a qualified financing and the terms of the Convertible Notes Series I - $8 Million Cap are outlined below:

Amount outstanding: $205,000.00
Maturity Date: December 31, 2019
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Notes have trigger based on qualified financing round greater than $1,000,000 as well as conversion upon note maturity.

Material Rights

Company plans to convert matured notes upon qualified financing as opposed to converstion at maturity. Company plans to convert principal plus base interest accrued through closing of qualified round. Company believes that option to convert clause at maturity would remedy any heretofore unclaimed default interest rate.

Common Stock

The amount of security authorized is 30,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share

Material Rights

The total amount outstanding includes 996,000 shares to be issued pursant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering.

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Notes Series II - $10 Million Cap

The security will convert into Class and series of stock issued in connection with a qualified financing and the terms of the Convertible Notes Series II - $10 Million Cap are outlined below:

Amount outstanding: $200,000.00
Maturity Date: December 31, 2020
Interest Rate: 6.0%
Discount Rate: 10.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Notes have trigger based on qualified financing round greater than $1,000,000 as well as conversion upon note maturity.

Material Rights

One note in series for $50,000 matured 12/31/2019. The remaining notes ($150,000 total) matured 12/31/2020.

Company plans to convert matured notes upon qualified financing as opposed to converstion at maturity. Company plans to convert principal plus base interest accrued through closing of qualified round. Company believes that option to convert clause at maturity would remedy any heretofore unclaimed default interest rate.

Convertible Notes Series III.A - $15 Million Cap

The security will convert into Class and series of stock issued in connection with a qualified financing and the terms of the Convertible Notes Series III.A - $15 Million Cap are outlined below:

Amount outstanding: $384,046.00
Maturity Date: December 31, 2020
Interest Rate: 6.0%
Discount Rate: 10.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: Notes have trigger based on qualified financing round greater than $1,000,000 as well as conversion upon note maturity.

Material Rights

Company plans to convert matured notes upon qualified financing as opposed to conversion upon maturity. Company plans to convert principal plus base interest accrued through closing of qualified round. Company believes that option to convert clause at maturity would remedy any heretofore unclaimed default interest rate.

Convertible Notes Series III.B - $15 Million Cap

The security will convert into Class and series of stock issued in connection with a qualified financing and the terms of the Convertible Notes Series III.B - $15 Million Cap are outlined below:

Amount outstanding: $350,000.00
Maturity Date: December 31, 2021
Interest Rate: 6.0%
Discount Rate: 10.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: Notes have trigger based on qualified financing round greater than $1,000,000 as well as conversion upon note maturity.

Material Rights

Maturity dates for this series run from 3/31/2021 to12/31/2021. As of 9/30/2021, $250,000 of the notes by principal dollar value will have reached maturity.

Company plans to convert matured notes upon qualified financing as opposed to conversion upon maturity. Company plans to convert principal plus base interest accrued through closing of qualified round. Company believes that option to convert clause at maturity would remedy any heretofore unclaimed default interest rate.

Convertible Notes Series IV - $18 Million Cap

The security will convert into Class and series of stock issued in connection with a qualified financing and the terms of the Convertible Notes Series IV - $18 Million Cap are outlined below:

Amount outstanding: $495,000.00
Maturity Date: December 31, 2023
Interest Rate: 6.0%
Discount Rate: 10.0%
Valuation Cap: $18,000,000.00
Conversion Trigger: Qualified financing round of $1,000,000 or more or upon maturity date

Material Rights

Maturity dates in this series run from 8/12/2023 to 12/31/2023.

Convertible Notes Series III.C - $15 Million Cap

The security will convert into Class and series of stock issued in connection with a qualified financing and the terms of the Convertible Notes Series III.C - $15 Million Cap are outlined below:

Amount outstanding: $1,650,000.00
Maturity Date: April 30, 2022
Interest Rate: 6.0%
Discount Rate: 10.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: Notes have trigger based on qualified financing round greater than $1,000,000 as well as conversion upon note maturity.

Material Rights

Maturity dates for this series run from 1/31/2022 to 05/10/2022. One note for $100,000 matures on 1/31/2022 and the balance mature between 4/30/2022 and 5/10/2022.

Company plans to convert matured notes upon qualified financing as opposed to conversion upon maturity. Company plans to convert principal plus base interest accrued through closing of qualified round.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $3,284,046.00
  Use of proceeds: Software engineering, data acquisition and business development
  Date: August 12, 2021
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue, Cost of Sales, and Gross Profit

The company was was pre-revenue in both 2019 and 2020. Therefore, cost of sales and gross profit was $0 for both years. The company expects to be revenue generating by Q3 2022.

Expenses

The company's expenditures in 2019 and 2020 consist primarily of payroll and contract labor. The company capitalized $216,330 of these costs in 2019 and $234,353 in 2020 for development of the Terbine software platform. Other expenditures, such as the cost of locating, loading and augmenting data feeds (adding meta data) were expensed.

The company reduced its total expenses from $1,090,995 in 2019 to $474,814 in 2020 as a strategic cash conservation response to the COVID-19 pandemic.

Historical results and cash flows:

The Company is currently in the initial production stage and is pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we anticipate producing sales in Q3 2022. Past cash was primarily generated through convertible notes. Our near-term goal is to use any revenue obtained through sales to further develop and expand the business.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of Aug. 31, 2021, the company had $390,633 in cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The company intends to use the funds from this campaign to accelerate its marketing / sales efforts and to further enhance the Terbine IoT data exchange platform.

The funds from this campaign are important, but not critical, as the company believes it has sufficient reserves today at the current burn rate to secure other sources of funding, if needed.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The company will rely upon its current cash and any funds raised to execute its business plans to monetize the Terbine platform. The company believes it has sufficient cash on hand to allow it time to secure additonal financing if needed beyond the current raise.

Assuming the we raise the maximum amount by year end, we expect approximately 80% of the funds available to Terbine will be from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the company raises only the minimum funding goal, those funds will only cover fees associated with the campaign. However, it will not materially affect the operating position of the company given current cash on hand. Current cash on hand is sufficient to continue operations deep into Q1 or early Q2 2022 based on the current burn rate.

How long will you be able to operate the company if you raise your maximum funding goal?

The company expects that current cash on hand along with raising the maximum funding goal will permit it to operate into 2023 while ramping up business development and sales. This is based upon the current monthly burn rate of $51,000 as a starting point, of which $24,000 is salaries, $20,000 is contract labor and $7,000 is for other operating expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company is open to considering raising capital in the future via equity crowdfunding.

Indebtedness

- **Creditor:** Michael Berlin
  Amount Owed: $5,000.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2019
  This Convertible Note converts upon a priced round of financing of $1,000,000 or more. The note converts to same share type sold in the financing round at either a 50% discount or a valuation cap of $8,000,000 whichever is less. Note also had conversion upon maturity clause at the stated valuation cap. Company has continued to accrue interest past maturity with expectation of converting note upon funding event.

- **Creditor:** Dean Newman
  Amount Owed: $50,000.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2019
  This Convertible Note converts upon a priced round of financing of $1,000,000 or more. The note converts to same share type sold in the financing round at either a 20% discount or a valuation cap of $8,000,000 whichever is less. Note also had conversion upon maturity clause at the stated valuation cap. Company has continued to accrue interest past maturity with expectation of converting note upon funding event.

- **Creditor:** Beatrice M-F Lupton
  Amount Owed: $100,000.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2019
  This Convertible Note converts upon a priced round of financing of $1,000,000 or more. The note converts to same share type sold in the financing round at either a 20% discount or a valuation cap of $8,000,000 whichever is less. Note also had conversion upon maturity clause at the stated valuation cap. Company has continued to accrue interest past maturity with expectation of converting note upon funding event.

- **Creditor:** John Straw
  Amount Owed: $25,000.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2019
  This Convertible Note converts upon a priced round of financing of $1,000,000 or more. The note converts to same share type sold in the financing round at either

a 20% discount or a valuation cap of $8,000,000 whichever is less. Note also had conversion upon maturity clause at the stated valuation cap. Company has continued to accrue interest past maturity with expectation of converting note upon funding event.

- **Creditor:** Mark Patel
  Amount Owed: $25,000.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2019
  This Convertible Note converts upon a priced round of financing of $1,000,000 or more. The note converts to same share type sold in the financing round at either a 20% discount or a valuation cap of $8,000,000 whichever is less. Note also had conversion upon maturity clause at the stated valuation cap. Company has continued to accrue interest past maturity with expectation of converting note upon funding event.

- **Creditor:** Lawrence Leibowitz
  Amount Owed: $25,000.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2020
  This Convertible Note converts upon a priced round of financing of $1,000,000 or more. The note converts to same share type sold in the financing round at either a 10% discount or a valuation cap of $15,000,000 whichever is less. Note also had conversion upon maturity clause at the stated valuation cap. Company has continued to accrue interest past maturity with expectation of converting note upon funding event.

- **Creditor:** Alfred Chu
  Amount Owed: $50,000.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2019
  This Convertible Note converts upon a priced round of financing of $1,000,000 or more. The note converts to same share type sold in the financing round at either a 10% discount or a valuation cap of $10,000,000 whichever is less. Note also had conversion upon maturity clause at the stated valuation cap. Company has continued to accrue interest past maturity with expectation of converting note upon funding event.

- **Creditor:** Robert Reed
  Amount Owed: $50,000.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2020
  This Convertible Note converts upon a priced round of financing of $1,000,000 or more. The note converts to same share type sold in the financing round at either a 10% discount or a valuation cap of $10,000,000 whichever is less. Note also had conversion upon maturity clause at the stated valuation cap. Company has

continued to accrue interest past maturity with expectation of converting note upon funding event.

- **Creditor:** Brian Greenspun
  Amount Owed: $100,000.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2020
  This Convertible Note converts upon a priced round of financing of $1,000,000 or more. The note converts to same share type sold in the financing round at either a 10% discount or a valuation cap of $10,000,000 whichever is less. Note also had conversion upon maturity clause at the stated valuation cap. Company has continued to accrue interest past maturity with expectation of converting note upon funding event.

- **Creditor:** Alchemist Accelerator
  Amount Owed: $24,046.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2020
  This Convertible Note converts upon a priced round of financing of $1,000,000 or more. The note converts to same share type sold in the financing round at either a 10% discount or a valuation cap of $15,000,000 whichever is less. Note also had conversion upon maturity clause at the stated valuation cap. Company has continued to accrue interest past maturity with expectation of converting note upon funding event.

- **Creditor:** Care West
  Amount Owed: $100,000.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2020
  This Convertible Note converts upon a priced round of financing of $1,000,000 or more. The note converts to same share type sold in the financing round at either a 10% discount or a valuation cap of $15,000,000 whichever is less. Note also had conversion upon maturity clause at the stated valuation cap. Company has continued to accrue interest past maturity with expectation of converting note upon funding event.

- **Creditor:** Banyan Global
  Amount Owed: $210,000.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2020
  This Convertible Note converts upon a priced round of financing of $1,000,000 or more. The note converts to same share type sold in the financing round at either a 10% discount or a valuation cap of $15,000,000 whichever is less. Note also had conversion upon maturity clause at the stated valuation cap. Company has continued to accrue interest past maturity with expectation of converting note upon funding event.

- **Creditor:** Chris Bourdon
  Amount Owed: $25,000.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2020
  This Convertible Note converts upon a priced round of financing of $1,000,000 or more. The note converts to same share type sold in the financing round at either a 10% discount or a valuation cap of $15,000,000 whichever is less. Note also had conversion upon maturity clause at the stated valuation cap. Company has continued to accrue interest past maturity with expectation of converting note upon funding event.

- **Creditor:** Beatrice M-F Lupton
  Amount Owed: $50,000.00
  Interest Rate: 6.0%
  Maturity Date: March 31, 2021
  This Convertible Note converts upon a priced round of financing of $1,000,000 or more. The note converts to same share type sold in the financing round at either a 10% discount or a valuation cap of $15,000,000 whichever is less. Note also had conversion upon maturity clause at the stated valuation cap. Company has continued to accrue interest past maturity with expectation of converting note upon funding event.

- **Creditor:** Joseph Brown
  Amount Owed: $50,000.00
  Interest Rate: 6.0%
  Maturity Date: April 30, 2021
  This Convertible Note converts upon a priced round of financing of $1,000,000 or more. The note converts to same share type sold in the financing round at either a 10% discount or a valuation cap of $15,000,000 whichever is less. Note also had conversion upon maturity clause at the stated valuation cap. Company has continued to accrue interest past maturity with expectation of converting note upon funding event.

- **Creditor:** Lawrence Leibowitz
  Amount Owed: $25,000.00
  Interest Rate: 6.0%
  Maturity Date: June 30, 2021
  This Convertible Note converts upon a priced round of financing of $1,000,000 or more. The note converts to same share type sold in the financing round at either a 10% discount or a valuation cap of $15,000,000 whichever is less. Note also had conversion upon maturity clause at the stated valuation cap. Company has continued to accrue interest past maturity with expectation of converting note upon funding event.

- **Creditor:** Dean Douglas

Amount Owed: $100,000.00
Interest Rate: 6.0%
Maturity Date: September 30, 2021
This Convertible Note converts upon a priced round of financing of $1,000,000 or more. The note converts to same share type sold in the financing round at either a 10% discount or a valuation cap of $15,000,000 whichever is less. Note also had conversion upon maturity clause at the stated valuation cap.

- **Creditor:** Allen Kaercher
  Amount Owed: $25,000.00
  Interest Rate: 6.0%
  Maturity Date: September 30, 2021
  This Convertible Note converts upon a priced round of financing of $1,000,000 or more. The note converts to same share type sold in the financing round at either a 10% discount or a valuation cap of $15,000,000 whichever is less. Note also had conversion upon maturity clause at the stated valuation cap.

- **Creditor:** Robert Bauer
  Amount Owed: $100,000.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2021
  This Convertible Note converts upon a priced round of financing of $1,000,000 or more. The note converts to same share type sold in the financing round at either a 10% discount or a valuation cap of $15,000,000 whichever is less. Note also had conversion upon maturity clause at the stated valuation cap.

- **Creditor:** Banyan Global
  Amount Owed: $100,000.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2022
  This Convertible Note converts upon a priced round of financing of $1,000,000 or more. The note converts to same share type sold in the financing round at either a 10% discount or a valuation cap of $15,000,000 whichever is less. Note also had conversion upon maturity clause at the stated valuation cap.

- **Creditor:** Gregory Waters
  Amount Owed: $750,000.00
  Interest Rate: 6.0%
  Maturity Date: April 30, 2022
  This Convertible Note converts upon a priced round of financing of $1,000,000 or more. The note converts to same share type sold in the financing round at either a 10% discount or a valuation cap of $15,000,000 whichever is less. Note also had conversion upon maturity clause at the stated valuation cap.

- **Creditor:** Gill Family Trust
  Amount Owed: $100,000.00

Interest Rate: 6.0%

Maturity Date: April 30, 2022

This Convertible Note converts upon a priced round of financing of $1,000,000 or more. The note converts to same share type sold in the financing round at either a 10% discount or a valuation cap of $15,000,000 whichever is less. Note also had conversion upon maturity clause at the stated valuation cap.

- **Creditor:** Gregory Waters
  Amount Owed: $550,000.00
  Interest Rate: 6.0%
  Maturity Date: May 10, 2022
  This Convertible Note converts upon a priced round of financing of $1,000,000 or more. The note converts to same share type sold in the financing round at either a 10% discount or a valuation cap of $15,000,000 whichever is less. Note also had conversion upon maturity clause at the stated valuation cap.

- **Creditor:** Pinkner Family Trust
  Amount Owed: $100,000.00
  Interest Rate: 6.0%
  Maturity Date: April 30, 2022
  This Convertible Note converts upon a priced round of financing of $1,000,000 or more. The note converts to same share type sold in the financing round at either a 10% discount or a valuation cap of $15,000,000 whichever is less. Note also had conversion upon maturity clause at the stated valuation cap.

- **Creditor:** JAS19 LLC
  Amount Owed: $50,000.00
  Interest Rate: 6.0%
  Maturity Date: April 30, 2022
  This Convertible Note converts upon a priced round of financing of $1,000,000 or more. The note converts to same share type sold in the financing round at either a 10% discount or a valuation cap of $15,000,000 whichever is less. Note also had conversion upon maturity clause at the stated valuation cap.

- **Creditor:** Terry Fitzgerald
  Amount Owed: $50,000.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2022
  This Convertible Note converts upon a priced round of financing of $1,000,000 or more. The note converts to same share type sold in the financing round at either a 10% discount or a valuation cap of $18,000,000 whichever is less. Note also had conversion upon maturity clause at the stated valuation cap.

- **Creditor:** Basso Family Trust
  Amount Owed: $20,000.00
  Interest Rate: 6.0%

Maturity Date: December 31, 2023

This Convertible Note converts upon a priced round of financing of $1,000,000 or more. The note converts to same share type sold in the financing round at either a 10% discount or a valuation cap of $18,000,000 whichever is less. Note also had conversion upon maturity clause at the stated valuation cap.

- **Creditor:** Basso Family Trust
  Amount Owed: $30,000.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2023
  This Convertible Note converts upon a priced round of financing of $1,000,000 or more. The note converts to same share type sold in the financing round at either a 10% discount or a valuation cap of $18,000,000 whichever is less. Note also had conversion upon maturity clause at the stated valuation cap.

- **Creditor:** Pajor Investments LLC
  Amount Owed: $100,000.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2023
  This Convertible Note converts upon a priced round of financing of $1,000,000 or more. The note converts to same share type sold in the financing round at either a 10% discount or a valuation cap of $18,000,000 whichever is less. Note also had conversion upon maturity clause at the stated valuation cap.

- **Creditor:** Fund 003, StartupNV
  Amount Owed: $220,000.00
  Interest Rate: 6.0%
  Maturity Date: August 12, 2023
  This Convertible Note converts upon a priced round of financing of $1,000,000 or more. The note converts to same share type sold in the financing round at either a 10% discount or a valuation cap of $18,000,000 whichever is less. Note also had conversion upon maturity clause at the stated valuation cap.

- **Creditor:** Brian Greenspun
  Amount Owed: $75,000.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2023
  This Convertible Note converts upon a priced round of financing of $1,000,000 or more. The note converts to same share type sold in the financing round at either a 10% discount or a valuation cap of $18,000,000 whichever is less. Note also had conversion upon maturity clause at the stated valuation cap.

Related Party Transactions

- **Name of Entity:** Basso Family Trust

Names of 20% owners: 10 Cortlandt LLC
Relationship to Company: Family member
Nature / amount of interest in the transaction: Basso Family Trust invest $20,000 and $30,000 into Terbine via convertible notes in 2021.
Material Terms: Thes Convertible Note convert upon a priced round of financing of $1,000,000 or more. The note converts to same share type sold in the financing round at either a 10% discount or a valuation cap of $18,000,000 whichever is less. These notes also have a conversion upon maturity clause at the stated valuation cap. These are the same terms and conditions given to other convertible note subscribers in 2021.

Valuation

Pre-Money Valuation: $54,964,184.00

Valuation Details:

Terbine set its pre-money valuation based on analysis of the following factors:

Based on prior convertible note valuation caps at $18 million, and the progress of the company vis a vis derisking the venture, Terbine believes a pre-money valuation of $55 million is sensible.

Two companies, Otonomo (NASDAQ: OTMO) and Wejo (NASDAQ: VOSO), in closely adjacent spaces to Terbine have recently gone public at valuations of $1.4 billion and $1.1 billion, respectively. Both companies are in the business of capturing and processing data generated by vehicles. Their business models rely upon contracts with the automakers. Since that is a finite universe, the Company has elected to pursue a wider total addressable market by allowing for any type of vehicle-generated data, automotive included. Terbine's plan approaches a larger total addressable market than those other vendors.

Due to the newness of what Terbine is pursuing, no direct estimates can be given relating to this total addressable market size. Terbine intends to create a new market sector based on the vending of machine-generated data.

Further in determining this valuation, we relied on the strength and track record of the team, which includes bringing a company to IPO (i.e., ISOCOR), plus the potential market sizing per above.

We also relied on our projected revenues. We believe that we can continue to significantly grow our revenues. This is based on the rationale that two-way e-commerce marketplaces/exchanges often experience rapid growth owing to the chicken-or-egg nature of their format: the more buyers exist, the more sellers are attracted to the platform. The more selection exists, the more buyers are attracted to the platform. Examples include Amazon, eBay, NewEgg and Rakuten. Terbine is applying successful principles of many such platforms to the newer field of data sales.

The goal being to achieve "one stop shop" status in the new category of data commerce.

For cost of sales, we intend to focus on selling with partner-companies, and the % revenue share we assume for the projections. We believe that focusing on partner-based sales has the best potential to scale quickly.

For expenses, and given that Terbine does not vend physical goods, costs fall into broad categories: 1) Labor: Terbine intends to invest heavily in further developing the platform and to expand its total addressable market. 2) Operating costs: Terbine is leveraging cloud services and contract services where feasible to permit scaling the business without investing in these ahead of revenue.

For gross profit, Terbine's business model is designed to be more profitable as the business scales, owing to economies of scale with respect to utilization of computing power, network bandwidth and storage.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all options are exercised. The company does not have preferred stock or warrants.

The pre-money valuation does take into account any convertible securities currently outstanding. The Company currently has $3,284,046 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.92 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *The minimum funding goal simply covers the base StartEngine Fee.*
  96.5%
  The minimum funding goal simply covers the base StartEngine Fee.

If we raise the over allotment amount of $1,049,997.84, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  5.0%

The company relies upon business development and sales. The former category pertains to "ecosystem building" vis a vis commercial partners. The latter to finding customers, typically located via directed marketing via LinkedIn and other social media

- *Research & Development*
  5.0%
  Terbine is based upon software research and engineering in the area of artificial intelligence / machine learning. All development pertains to software utilized in providing the platform and affiliated services.

- *Company Employment*
  60.0%
  Primary hiring is in the areas of software engineering, marketing, business development, sales, customer service and G&A. The company has primarily knowledge workers operating remotely.

- *Operations*
  22.0%
  General expenses e.g. contract labor, rents, travel, communications, cloud computing charges.

- *Working Capital*
  4.5%
  Liquidity to prepay expenses and related.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at terbine.com (In an "Investor" Section to be added under the "About" tab.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/terbine

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Terbine

[See attached]



Terbine (the "Company") a Nevada Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Terbine

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 16, 2021
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	66,791	553,167
Total Current Assets	66,791	553,167
Non-current Assets		
Intangible Assets: Software Development, net of Accumulated Amortization	385,934	216,330
Total Non-Current Assets	385,934	216,330
TOTAL ASSETS	452,726	769,497
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Convertible Notes (ST)	1,139,046	789,046
Accrued Interest - Convertible Notes (ST)	224,949	119,142
Total Current Liabilities	1,363,995	908,188
Long-term Liabilities		
Convertible Notes (LT)	1,650,000	2,000,000
Accrued Interest - Convertible Notes (LT)	175,789	100,562
PPP Loan	109,900	-
Total Long-Term Liabilities	1,935,689	2,100,562
TOTAL LIABILITIES	3,299,684	3,008,750
EQUITY		
Common Stock	8,628	8,628
Common Stock Subscribed	(3,861)	(3,861)
Accumulated Deficit	(2,851,726)	(2,244,021)
Total Equity	(2,846,959)	(2,239,253)
TOTAL LIABILITIES AND EQUITY	452,726	769,497

Statement of Operations

	Year Ended December 31,	
	2020	2019
Revenue	-	-
Cost of Sales	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	4,257	29,602
General and Administrative	389,370	1,025,198
Rent and Lease	16,439	36,194
Amortization	64,748	-
Total Operating Expenses	474,814	1,090,995
Operating Income	(474,814)	(1,090,995)
Other Income	48,143	10,000
Interest Expense	181,034	144,993
Net Income	(607,706)	(1,225,988)

Statement of Cash Flows

	Year Ended December 31,	
	2020	2019
OPERATING ACTIVITIES		
Net Income	(607,706)	(1,225,988)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	64,748	-
Accrued Interest - Convertible Notes	181,034	144,993
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	245,783	144,993
Net Cash provided by Operating Activities	(361,923)	(1,080,995)
INVESTING ACTIVITIES		
Software Development	(234,353)	(216,330)
Net Cash provided by Investing Activities	(234,353)	(216,330)
FINANCING ACTIVITIES		
Convertible Notes	-	1,650,000
PPP Loan	109,900	-
Net Cash provided by Financing Activities	109,900	1,650,000
Cash at the beginning of period	553,167	200,492
Net Cash increase (decrease) for period	(486,376)	352,676
Cash at end of period	66,791	553,167

Statement of Changes in Shareholder Equity

	Common Stock					
	# of Shares Amount	$ Amount	APIC	Subscription Receivable	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/19	8,628,000	8,628	-	(3,861)	(1,018,033)	(1,013,266)
Net Loss	-		-	-	(1,225,988)	(1,225,988)
Ending Balance 12/31/2019	8,628,000	8,628	-	-	(2,244,021)	(2,239,253)
Net Loss	-		-	-	(607,706)	(607,706)
Ending Balance 12/31/2020	8,628,000	8,628	-	-	(2,851,726)	(2,846,959)

Terbine
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Terbine ("the Company") was formed in Nevada on May 5, 2015, and commenced operations in earnest April, 2017. The Company aims to monetize the data generated by devices and machines, commonly called the Internet of Things (IoT). The Company intends to generate revenues through three primary methods: 1) by licensing its Terbine Data Exchange Platform to commercial and governmental organizations via a Platform-as-a-Service (PaaS) offering; 2) by marketing a paid Subscription service to commercial and governmental customers, allowing end user access to IoT data feeds; and 3) by charging transaction fees for data moving between machines, application software and systems.

The Company will conduct a crowdfunding campaign under regulation CF starting in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company aims to monetize the data generated by devices and machines, commonly called the Internet of Things (IoT). The Company intends to generate revenues through three primary methods: 1) by licensing its Terbine Data Exchange Platform to commercial and governmental organizations via a Platform-as-a-Service (PaaS) offering; 2) by marketing a paid Subscription service to commercial and governmental customers, allowing end user access to IoT data feeds; and 3) by charging transaction fees for data moving between machines, application software and systems.

For PaaS offerings, the Company plans to charge an upfront fee as well as a recurring monthly fee. The upfront charge will be recognized when the system is "live." The monthly fee portion will be recognized in the corresponding period of service.

For the subscription service, the Company plans to sell the service on an annual basis and pro rata revenue will be recognized in each month of the subscription.

For transaction-based revenue, the fee will be recognized as generated.

The Company is pre revenue with respect to its core offerings. Revenue to date is incidental and not reflective of its going forward business plans.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 6%. These notes convert into shares upon either maturity or a singular funding event in excess of $1,000,000. If conversion at maturity is triggered, the notes (principal and interest) convert at the stated value cap which ranges from $8,000,000 to $18,000,000. If note conversion is triggered by a funding event, the notes convert at the lesser of the discounted funding round pre-money or at the stated value cap. Further, the notes convert into the same share class as those offered in the funding round. As of December 31, 2020, a total of $789,046 of the convertible debt have matured and remains unconverted to equity and deemed to be in default. The Company continues to recognize interest on matured notes. The Company plans to convert all matured and current notes to equity in the next round of funding in excess of $1,000,000, which is expected to start taking place in 2021.

Debt Principal Maturities 5 Years
Subsequent to 2020

Year	Amount
2021	350,000
2022	1,650,000
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 30,000,000 shares, 20,000,000 of which have been established as Common Stock with a par value of $0.001 per share. 8,628,000 common shares with a par value of $0.001 per share issued and outstanding as of 2019 and 2020. The issuances of these shares were made via restricted stock purchase agreements that were issued from 2015 through 2020. These restricted share purchase agreements grant management repurchase rights that lapse over the course of several vesting scenarios. Some shares vested immediately, while others vest over a two- or four-year period. As of December 31, 2020, the Company holds repurchase rights over a total of 3,333 shares of common stock. No shares have been repurchased under the repurchase rights of these agreements.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 16, 2021, the date these financial statements were available to be issued.

During 2021, the Company raised an additional $495K in convertible notes from various investors. The Company entered into these debt agreements for the purposes of funding operations. The interest on the notes were 6%. These notes convert into shares upon either maturity or a singular funding event in excess of $1,000,000. If conversion at maturity is triggered, the notes (principal and interest) convert at the stated value cap which ranges from $8,000,000 to $18,000,000. If note conversion is triggered by a funding event, the notes convert at the lesser of the discounted funding round pre-money or at the stated value cap. Further, the notes convert into the same share class as those offered in the funding round.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video [no audio]

Digital technology is now everywhere

Machines generate vast amounts of data

It comes from many different sources

With thousands of variations

Most of it is stored in closed systems

Effectively the data is kept in silos

There are huge opportunities in the data

Ready to be unlocked

Meet Terbine

Terbine is the global IoT data exchange

Built for data from any type of machine

Ranging from land systems to satellites

Terbine takes raw data from machines

And makes it searchable by users

Users can be people or AI-based

Data streams become discoverable

Automated policies deal with key issues

Giving data providers control over usage

No personal information or imagery

Only machine-generated data is permitted

Data is linked in through gateways

Analyzed to discover its characteristics

Assigned rich metadata to create feeds

A feed can represent many machines

Feeds can be monetized if desired

Terbine does the heavy lifting

Finding data sources worldwide

Establishing key trading relationships

Making data accessible and usable

Terbine links to many end systems

Data analytics software and more

APIs support searching by AI/ML

Applications include energy

Ranging from generation to usage

To home storage management

And alternative source monitoring

Precision agriculture enabled by data

Intelligent transportation

Leading to smarter cities

By codifying the physical world

Terbine will enable new solutions

To answer new challenges

To benefit us all

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.